                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b)(c), AND (D)
                          AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-(2)(b)

                              MKS Instruments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  55306N 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 16, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]     Rule 13d-1(b)

    [x]     Rule 13d-1(c)

    [ ]     Rule 13d-1(d)

---------------------                                           ----------------
CUSIP No. 55306N 10 4                 13G                       Page 2 of Page 8
---------------------                                           ----------------

--------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jennifer C. Snyder

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]


--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
                  5       SOLE VOTING POWER

                          500,000

                  --------------------------------------------------------------
    NUMBER OF     6       SHARED VOTING POWER
     SHARES
  BENEFICIALLY            2,956,112
    OWNED BY
      EACH        --------------------------------------------------------------
   REPORTING      7       SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0

                  --------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                          2,956,112

--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,456,112

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not applicable

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.7%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------

                     * See Instructions before filling out.

---------------------                                           ----------------
CUSIP No. 55306N 10 4                 13G                       Page 3 of Page 8
---------------------                                           ----------------

--------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         A. Silvana Giner

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
                  5       SOLE VOTING POWER

                          0

                  --------------------------------------------------------------
    NUMBER OF     6       SHARED VOTING POWER
     SHARES
  BENEFICIALLY            2,956,112
    OWNED BY
      EACH        --------------------------------------------------------------
   REPORTING      7       SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0

                  --------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                          2,956,112

--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,956,112

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not Applicable

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.8%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------

                       * See Instructions before filling out.

---------------------                                           ----------------
CUSIP No. 55306N 10 4                 13G                       Page 4 of Page 8
---------------------                                           ----------------

Item 1(a).        Name of Issuer:

                  MKS Instruments, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Six Shattuck Road

                  Andover, MA  01810

Item 2(a).        Name of Person Filing:

                  Jennifer C. Snyder and A. Silvana Giner.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the reporting persons is:

                          Hale and Dorr LLP

                          60 State Street

                          Boston, MA  02109

Item 2(c).        Citizenship:

                  Ms. Snyder and Ms. Giner are citizens of the United States.

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value per share.

Item 2(e).        CUSIP Number:

                  CUSIP No. 55306N 10 4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Exchange Act.

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                          Act.

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                  (d) [ ] Investment company registered under Section 8 of
                          the Investment Company Act.

---------------------                                           ----------------
CUSIP No. 55306N 10 4                 13G                       Page 5 of Page 8
---------------------                                           ----------------

                  (e) [ ] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership:

                  The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered under this Statement.

                  (a)     Amount Beneficially Owned by Jennifer C. Snyder:
                          3,456,112 shares

                  (b)     Percent of Class: 6.7%

                  (c)     Number of Shares as to which Jennifer C. Snyder has:

                          (i)      Sole power to vote or to direct the vote:
                                   500,000 shares

                          (ii)     Shared power to vote or to direct the vote:
                                   2,956,112 shares

                          (iii) Sole power to dispose or to direct the disposition of: 0 shares

                          (iv) Shared power to dispose or to direct the disposition of: 2,956,112 shares

                  (a)     Amount Beneficially Owned by A. Silvana Giner:
                          2,956,112 shares

                  (b)     Percent of Class: 5.8%

                  (c)     Number of Shares as to which A. Silvana Giner has:

                          (i) Sole power to vote or to direct the vote: 0 shares

                          (ii)     Shared power to vote or to direct the vote:
                                   2,956,112 shares

---------------------                                           ----------------
CUSIP No. 55306N 10 4                 13G                       Page 6 of Page 8
---------------------                                           ----------------

                          (iii) Sole power to dispose or to direct the disposition of: 0 shares

                          (iv) Shared power to dispose or to direct the disposition of: 2,956,112 shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  An aggregate of 2,956,112 shares are held by certain trusts of which Jennifer C. Snyder and A. Silvana Giner are co-trustees. Certain other persons have the right to receive the dividends and proceeds from sales of the shares held by such trusts. An aggregate of 500,000 shares are held by certain trusts of which Ms. Snyder and another party are co-trustees. The co-trustee of such trust has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationship among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a "group" within the meaning of
                  Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  By signing below each of the undersigned certifies that, to the best of each of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------------                                           ----------------
CUSIP No. 55306N 10 4                 13G                       Page 7 of Page 8
---------------------                                           ----------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003

                                                     /s/ Jennifer C. Snyder
                                                     ---------------------------
                                                     Jennifer C. Snyder, Trustee

                                                     /s/ A. Silvana Giner
                                                     ---------------------------
                                                     A. Silvana Giner, Trustee

---------------------                                           ----------------
CUSIP No. 55306N 10 4                 13G                       Page 8 of Page 8
---------------------                                           ----------------

                                                                    EXHIBIT 99.1

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of MKS Instruments, Inc.

         EXECUTED as a sealed instrument this 7th day of February, 2003.

                                                     /s/ Jennifer C. Snyder
                                                     ---------------------------
                                                     Jennifer C. Snyder, Trustee

                                                     /s/ A. Silvana Giner
                                                     ---------------------------
                                                     A. Silvana Giner, Trustee